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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM            TO
                                            ----------    ----------

                        Commission file number 001-5083

         A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


         B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                              KANEB SERVICES, INC.
                           2435 N. CENTRAL EXPRESSWAY
                             RICHARDSON, TEXAS 75080


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                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)


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                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                                TABLE OF CONTENTS

                                                                                                              PAGE
Independent Auditors' Report                                                                                     1

Statements of Net Assets Available for Benefits at December 31, 2000 and 1999                                    2

Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2000 and 1999                                                             3

Notes to Financial Statements                                                                                    4

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     10

Signature                                                                                                       11

Exhibit - Independent Auditors' Consent

                          INDEPENDENT AUDITORS' REPORT


To the Administrator and Participants of The Kaneb Services, Inc. Savings Investment Plan:



We have audited the accompanying statements of net assets available for benefits of The Kaneb Services, Inc. Savings Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kaneb Services, Inc. Savings Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG  LLP


June 8, 2001
Dallas, Texas


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                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999



                 ASSETS                       2000            1999
                                           ------------   ------------
Investments, at fair value (note 3)        $ 29,948,505     27,072,367
Accrued income receivable                         4,974         11,571
Contributions receivable                        347,141        332,450
Other receivables                                53,749             --
                                           ------------   ------------

              Total assets                 $ 30,354,369     27,416,388
                                           ============   ============

See accompanying notes to financial statements.

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999


                                                                         2000            1999
                                                                     ------------    ------------
Additions to net assets attributed to:
    Contributions:
       Sponsor                                                       $  1,322,497       1,320,073
       Participants                                                     2,947,317       2,323,254
       Plan assets transferred in due to plan merger (note 9)                  --       1,371,059
                                                                     ------------    ------------

                Total contributions                                     4,269,814       5,014,386

    Investment income:
       Net appreciation in fair value of assets,
          interest and investment income                                1,435,087       4,058,539
                                                                     ------------    ------------

                Total additions                                         5,704,901       9,072,925

Deductions from net assets attributed to distributions and
    withdrawals                                                        (2,766,920)     (1,827,875)
                                                                     ------------    ------------

             Net change in assets                                       2,937,981       7,245,050

Net assets available for benefits, beginning of year                   27,416,388      20,171,338
                                                                     ------------    ------------

Net assets available for benefits, end of year                       $ 30,354,369      27,416,388
                                                                     ============    ============


See accompanying notes to financial statements.

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)    PLAN DESCRIPTION

       The Kaneb Services, Inc. Savings Investment Plan (the Plan) is a defined contribution plan for employees of Kaneb Services, Inc. (Kaneb or Sponsor) and its wholly owned domestic subsidiaries (the Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

       The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each Plan participant, the Companies make matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in note 3. The Charles Schwab Trust Company serves as trustee (the Trustee) and Leggette & Company serves as the Plan's record keeper (see note 10). The Vice President of Human Resources of Kaneb serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Kaneb.

       Effective July 1, 1999, the Plan was amended to include additional investment fund choices (see note 3), to increase the maximum percentage employee contribution from 12% to 15%, and to allow the participants of the Ellsworth Associates, Inc. 401(k) Plan (the Ellsworth Plan) to participate in the Plan (see note 9).

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The Plan maintains its accounts on the accrual basis of accounting.

       (a)    INVESTMENTS

              The Plan's investments are stated at fair value based on quoted market prices. Participant loans are valued at unpaid principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.


                                       4                          (Continued)

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (b)    FEDERAL INCOME TAXES

              The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under Section 501(a) of the Code. The IRS granted a favorable letter of determination to the Plan in February 1997. In June 2000, an additional favorable determination letter was received which related to plan amendments made during 1999. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's accounts are distributed or made available to him in an unqualified manner.

              The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2000 and 1999 was $10,500 and $10,000, respectively. Participant compensation in excess of $160,000 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.





                                       5                             (Continued)

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(3)    INVESTMENT PROGRAMS

       The Plan's investments at December 31, 2000 and 1999 are as follows:


                                                 DECEMBER 31, 2000              DECEMBER 31, 1999
                                        --------------------------------   -----------------------------
                                             NUMBER           FAIR            NUMBER           FAIR
                                           OF SHARES          VALUE          OF SHARES         VALUE
                                        ---------------   --------------   --------------   ------------
Investments at fair value as determined
 by quoted market price:
      Kaneb Services, Inc. Common
        Stock                             1,843,402.337   $   10,555,161*   1,734,865.000   $  7,605,535*

Investments at fair value:
      Schwab Retirement Money Market
        Fund                              3,479,093.950        3,479,094*   3,631,465.970      3,631,466*
      Vanguard Index 500 Portfolio           20,343.442        2,479,052*      17,397.749      2,354,437*
      Janus Worldwide Fund                   43,923.291        2,497,478*      35,932.856      2,746,348*
      Strong Government Securities
        Fund                                 41,114.527          435,403       52,641.465        533,284
      Robertson Stephens Emerging
        Growth Fund                          43,849.559        1,929,819*      31,466.039      1,914,353*
      Fidelity Dividend Growth Fund         168,322.181        5,042,933*     182,277.147      5,284,214*
      Pimco Total Return Fund Class D        88,448.680          918,982       88,487.763        876,029
      Janus Twenty Fund                      23,477.886        1,286,588       13,505.747      1,133,789
      Artisan International Fund             10,308.667          225,760        3,600.246        105,683
      Participant's Loans                            --        1,098,235               --        887,229
                                        ---------------   --------------   --------------   ------------
                                          3,918,882.183       19,393,344    4,056,774.982     19,466,832
                                        ---------------   --------------   --------------   ------------
                                          5,762,284.520   $   29,948,505    5,791,639.982   $ 27,072,367
                                        ===============   ==============   ==============   ============

       * Represents 5% or more of total net assets available for benefits.


       Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Sponsor based upon the closing trade price on the last day of each month.

       Contributions designated to the Schwab Retirement Money Market Fund are invested primarily in a short-term portfolio of commercial paper, certificates of deposit, corporate debt obligations and other bank issues.

                                       6                             (Continued)

                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       Contributions designated to the Vanguard Index 500 Portfolio are invested in all 500 stocks in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500. This fund seeks to match the S&P 500 Index.

       Contributions designated to the Janus Worldwide Fund are invested in common stocks of foreign and domestic issuers. This fund has the flexibility to invest on a worldwide basis in companies of any size and seeks long-term growth of capital in a manner consistent with the preservation of capital.

       Contributions designated to the Strong Government Securities Fund are primarily invested in U.S. government securities. The fund's net assets may also be invested in other investment-grade debt obligations.

       Contributions designated to the Robertson Stephens Emerging Growth Fund are invested in the equity securities of companies as judged by the fund manager to have above-average growth potential due to superior products or services, operating characteristics and financial capabilities.

       Contributions designated to the Fidelity Dividend Growth Fund are invested primarily in income-producing equity securities considered to have the potential for capital appreciation.

       Contributions designated to the Pimco Total Return Fund are invested primarily in income-producing investment-grade debt securities.

       Contributions designated to the Janus Twenty Fund are invested primarily in a concentrated portfolio of between 20 and 30 common stocks with strong current financial positions and the potential for future growth.

       Contributions designated to the Artisan International Fund are invested in equity securities issued by companies that exhibit potential for dividend growth.

(4)    CONTRIBUTIONS

       Sponsor contributions to the Kaneb Stock Fund may be made in the form of Kaneb Services, Inc. Common Stock purchased by the Sponsor or cash with which the trustee subsequently purchases Kaneb Services, Inc. Common Stock on the open market. During 2000, Sponsor contributions of $787,752 and participant contributions of $879,018 were used by the trustee to purchase 341,935 shares of Kaneb Services, Inc. Common Stock on the open market. During 1999, Sponsor contributions of $694,265, participant contributions of $811,518 and assets transferred from the Ellsworth Plan of $139,453 were used by the trustee to purchase 372,192 shares of Kaneb Services, Inc. Common Stock on the open market.

       Contributions receivable at December 31, 2000 and 1999, included $106,852 and $120,986 of employer contributions and $240,289 and $211,464 of contributions withheld from participants' compensation, respectively.

       All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in the Kaneb Stock Fund.



                                       7                             (Continued)
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                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    DISTRIBUTIONS AND WITHDRAWALS

       Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

(6)    FORFEITURES

       At December 31, 2000 and 1999, forfeited nonvested accounts totaled $0 and $24,594, respectively. These amounts, forfeited by participants upon withdrawing from the Plan, will be used to reduce future employer contributions. These amounts may also be credited to their account upon returning to the Plan if certain requirements are met.

(7)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                     DECEMBER 31,   DECEMBER 31,
                                                         2000           1999
                                                     ------------   ------------
Net assets available for benefits per the            $ 30,354,369     27,416,388
    financial statements
Amounts allocated to withdrawing participants                  --        (18,149)
                                                     ------------   ------------
Net assets available for benefits per the
    Form 5500                                        $ 30,354,369     27,398,239
                                                     ============   ============

       The following reconciles benefits paid to participants per the financial statements to the Form 5500:

                                                     DECEMBER 31,   DECEMBER 31,
                                                         2000           1999
                                                     ------------   ------------
Benefits paid to participants per the financial      $  2,766,920      1,827,875
    statements
Amounts allocated to withdrawing participants             (18,149)        18,149
                                                     ------------   ------------
Net paid to participants per the
    Form 5500                                        $  2,748,771      1,846,024
                                                     ============   ============

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


                                       8                             (Continued)
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                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(8)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(9)    ELLSWORTH PLAN MERGER

       In March 1999, a wholly-owned subsidiary of Kaneb acquired the common stock of Ellsworth Associates, Inc. On July 1, 1999, the Ellsworth Plan was merged into the Kaneb Plan and all assets of the Ellsworth Plan were liquidated and transferred to the Trustee for the Plan.

(10)   SUBSEQUENT EVENT

       Effective April 1, 2001, the Company appointed Austin Trust Company as trustee and The 401(K) Company as recordkeeper of the Plan.

                                                                        SCHEDULE


                            THE KANEB SERVICES, INC.
                             SAVINGS INVESTMENT PLAN

   Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                           NUMBER                      CURRENT
          NAME OF ISSUER AND TITLE OF ISSUE               OF SHARES                     VALUE
---------------------------------------------------    ---------------             --------------
Kaneb Stock Fund
* Kaneb Services, Inc. Common Stock                      1,843,402.337             $   10,555,161
                                                                                   ==============

Retirement Money Market Fund
     Schwab Retirement Money Market Fund                 3,479,093.950             $    3,479,094
                                                                                   ==============

S&P Equity Index Fund
     Vanguard Index 500 Portfolio                           20,343.442             $    2,479,052
                                                                                   ==============

Worldwide Equity Fund
     Janus Worldwide Fund                                   43,923.291             $    2,497,478
                                                                                   ==============

Government Securities Fund
     Strong Government Securities Fund                      41,114.527             $      435,403
                                                                                   ==============

Emerging Growth Fund
     Robertson Stephens Emerging Growth Fund                43,849.559             $    1,929,819
                                                                                   ==============

Dividend Growth Fund
     Fidelity Dividend Growth Fund                         168,322.181             $    5,042,933
                                                                                   ==============

Total Return Fund
     Pimco Total Return Fund Class D                        88,448.680             $      918,982
                                                                                   ==============

Twenty Fund
     Janus Twenty Fund                                      23,477.886             $    1,286,588
                                                                                   ==============

International Fund
     Artisan International Fund                             10,308.667             $      225,760
                                                                                   ==============

Loan Fund
* Participants' Loans (a)                                           --             $    1,098,235
                                                                                   ==============

*    Party-in-interest
(a)  Interest rates ranging from 7% to 10% and maturities of one to seven years.

See accompanying independent auditors' report.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         THE KANEB SERVICES, INC.
                                         SAVINGS INVESTMENT PLAN




Date:  June 28, 2001                         By: /s/ WILLIAM H. KETTLER
                                                 --------------------------
                                             William H. Kettler
                                             Vice President - Human Resources
                                             (Plan Administrator)

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             ------------
  23         Independent Auditors' Consent